# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eterna Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 10/29/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-020217
Filed by CIK 0001234950

## Reporting persons
- John D. Halpern: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,136,581; sole dispositive power 0; shared dispositive power 5,136,581; aggregate amount beneficially owned 5,136,581 (9.99% of the class)
  Comment: Share counts in Rows 6, 8, and 9 represents (i) 5,136,571 shares of common stock, par value $0.005 per share (the "Common Stock") of Eterna Therapeutics Inc., a Delaware corporation (the "Issuer") held by the John D. Halpern Revocable Trust (the "Trust"), a trust of which John D. Halpern and Katherine H. Halpern are trustees; and (ii) 10 shares of Common Stock of the Issuer (the "Warrant Shares") issuable upon exercise of that certain Pre-Funded Common Stock Purchase Warrant, in substantially the form as the form of Warrant filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 29, 2024 (the "Warrant"), issued by the Issuer in favor of the Trust which may be exercised at any time, at a nominal exercise price of $0.005 per Warrant Share.
  
  Pursuant to the terms of the Warrant, the Reporting Person cannot exercise the Warrant for Warrant Shares to the extent the Reporting Person would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the "Blocker"). The table excludes 114,990 shares of Common Stock issuable upon exercise of the Warrant because of the Blocker.
  
  Percentage of ownership in Row 11 is based on an aggregate of 51,374,723 shares of Common Stock outstanding, which is derived from: (i) 51,374,713 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024; plus (ii) the 10 Warrant Shares issuable upon exercise of the Warrant within 60 days, which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securites Exchange Act of 1934, as amended.
- Katherine H. Halpern: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,136,581; sole dispositive power 0; shared dispositive power 5,136,581; aggregate amount beneficially owned 5,136,581 (9.99% of the class)
  Comment: As noted above, Share counts in Rows 6, 8, and 9 represents (i) 5,136,571 shares of Common Stock of the Issuer held by the Trust, of which John D. Halpern and Katherine H. Halpern are trustees; and (ii) 10 shares of the Warrant Shares issuable upon exercise of the Warrant.
  
  Also as noted above, the Warrant has a Blocker and the table excludes 114,990 shares of Common Stock issuable upon exercise of the Warrant because of the Blocker.
  
  Percentage of ownership in Row 11 is based on an aggregate of 51,374,723 shares of Common Stock outstanding, which is derived from: (i) 51,374,713 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024; plus (ii) the 10 Warrant Shares issuable upon exercise of the Warrant within 60 days, which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securites Exchange Act of 1934, as amended.

## Item 1. Issuer
Name of issuer: Eterna Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
John D. Halpern
Katherine H. Halpern
Address of principal business office or, if none, residence: P.O. Box 540 Portsmouth, New Hampshire 03802
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- John D. Halpern: /s/ John D. Halpern, John D. Halpern (02/14/2025)
- Katherine H. Halpern: /s/ Katherine H. Halpern, Katherine H. Halpern (02/14/2025)